NAUTILUS MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(US dollars)

The following Management Discussion and Analysis (“MD&A”) has been prepared as at November 9, 2015 for the period ended September 30, 2015.

The MD&A of Nautilus Minerals Inc. (the “Company”, “NMI” or “Nautilus”) should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three months and nine months ended September 30, 2015, and related notes thereto (the “Third Quarter 2015 Financial Statements”) which have been prepared in accordance with IAS 34, Interim Financial Reporting. This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014, and the related notes thereto (the “2014 Financial Statements”), and the related annual management’s discussion and analysis and the Annual Information Form on file with the Canadian provincial and territorial securities regulatory authorities.

This MD&A includes references to United States dollars, Canadian dollars, Papua New Guinea kina, United Kingdom pounds sterling and euros. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and the Canadian dollars are referred to as C$, Papua New Guinea kina are referred to as PGK, United Kingdom pounds sterling are referred to as £ and euros are referred to as €.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document includes “forward-looking statements” which include all statements other than statements of historical fact.

Forward-looking statements include, but are not limited to, statements with respect to the future price of copper, gold and other metals; the estimation of mineral resources; the realization of mineral resource estimates; plans for establishing or expanding mineral resource estimates on the Company’s projects; the timing and amount of estimated future production; the construction and delivery of the Production Support Vessel (“PSV”); the fulfillment of the obligations under the Tongling sales agreement and the timing and sustainability of such arrangements; costs of production; capital expenditures; costs and timing of the development of the Company’s seafloor production system; the Company’s seafloor massive sulphide (“SMS”) prospects (including Solwara 1) and new deposits; success of exploration and development activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of exploration operations; the Company's financial position; business strategy; plans and objectives of management for future operations; the design and performance of the PSV and Seafloor Production Tools (“SPTs”); and the procurement of the PSV. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk of failure to obtain required equity or debt funding; the risk that material assumptions listed in the paragraph below will not be borne out; changes in project parameters as plans continue to be refined; any additional permitting or licensing requirements associated with any modifications to the scope of the Solwara 1 Project; future prices of copper, gold and other metals being lower than expected; the over-arching risk that the Company will not commence production of mineralized material; possible variations in resources, grade or recovery rates; the risk of failure to conclude the investigation into the cyber-attack, the inability to reach agreement with Marine Assets Corporation (“MAC”) as to the deposit under the vessel charter agreement, the insolvency of MAC or the applicable shipyard and other events which may cause a delay to the delivery of the PSV; the risk that the obligations under the Tongling sales agreement are not fulfilled; late delivery of the PSV and SPTs or other equipment; variations in the cost of the PSV and SPTs or other equipment; variations in exchange rates; the failure to obtain regulatory approval for financings; changes in the cost of fuel and other inflationary factors; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.

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Such forward-looking statements are current only as at the date of this MD&A and are based on numerous material assumptions (that management believes were reasonable at the time they are made) regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including the Company's continued compliance with regulatory requirements, the proposed mine plan and the estimated cost and availability of funding for the continued exploration of the Company's tenements. The Company has also assumed that market fundamentals will result in sustained copper and gold demand and prices; that the proposed development of its mineral projects will be viable operationally and economically and proceed as expected; and that any additional financing needed will be available on reasonable terms. With respect to the arrangement with MAC, the Company is assuming that the parties will observe their obligations, that the investigation into the cyber-attack will reach a timely conclusion and that MAC and the Company can agree how to proceed in relation to the payment of the deposit under the vessel charter agreement.

OUR BUSINESS

Overview

Nautilus is a seafloor resource exploration company and the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc rich seafloor massive sulphide deposits and for manganese, nickel, copper and cobalt nodule deposits. The Company’s main focus is to create shareholder value by demonstrating the seafloor production system and establishing a pipeline of development projects to maximize the value of mineral licenses and exploration applications that Nautilus holds in various locations in the Pacific Ocean.

The Company’s principal project is the Solwara 1 Project in the Bismarck Sea. The Solwara 1 Project and the Company’s other projects are described in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com.

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Nautilus’ seafloor production system has the potential to open a new frontier of resource development as land-based mineral deposits continue to be depleted. Nautilus plans to become the world’s first seafloor producer of copper and gold.

2015 Q3 SIGNIFICANT EVENTS

•	Solwara 1 Project advanced
•	Commencement of physical construction of the Production Support Vessel
•	Exploration programs undertaken

Solwara 1 Project advanced

During the third quarter of 2015, the Company continued to advance the Solwara 1 Project and in particular, the three key equipment contracts.

Project Build Progressed

Progress on the development of the Seafloor Production Tools continued to advance. Commissioning of the Auxiliary Cutter, Bulk Cutter and Collecting Machine continued at Soil Machine Dynamics premises in Newcastle, England with delivery of the three machines, following factory acceptance testing expected by the end of Q4 2015.

General Marine Contractors in Houston continued with fabrication of the riser system during the quarter; all materials are on site in Houston, with completion expected by the end of Q1 2016.

GE Hydril has commenced assembly of the Subsea Slurry Lift Pump in preparation for factory acceptance testing in the first half of 2016. Upon delivery, the equipment will be delivered to the shipyard for incorporation into the shipbuilding program.

The Company has re-entered into a contract with Sichuan Hong Hua Petroleum Ltd to fabricate the riser handling equipment. Completion of this contract is scheduled for the end of Q3 2016 whereupon the equipment will be delivered to the shipyard for integration into the shipbuilding program. The Company has also re-engaged with SPX Clyde Union to complete delivery of seawater pumping systems, a contract that was also previously suspended during the dispute with the State. This equipment will be delivered to the shipyard in Q2 2016 where it will be incorporated into the shipbuilding program.

The Company is in discussions with various other contractors to provide items of equipment required for the riser system and these will be timed for delivery to coincide with completion of shipbuilding.

Community Activities

The Company continued with the 2015 community engagement program along the west coast of New Ireland Province, PNG throughout Q3 2015. During the quarter Nautilus commenced hosting a monthly meeting with Members and local level government representatives. This meeting will be a forum for Nautilus to update the local government on progress made on CSR programs, as well as the Solwara 1 Project. The Company also recommenced its community engagement program in East New Britain province during the quarter.

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Working with the New Ireland Provincial Government, Nautilus has continued to implement its water and sanitation program. The plan will see 27 schools located nearest to the Solwara 1 Project site host the program over the next 12 months. Each school will receive health and hygiene training, along with new facilities which will provide students and teachers with a reliable supply of fresh water and access to sanitation facilities. During the quarter another three schools hosted the program, Komalabuo elementary, Kono elementary and Kono Primary School. In total 8 schools have been completed.

Earlier this year the Company worked alongside the New Ireland Health Department to complete a baseline study into the current standard of healthcare provided along the West Coast of New Ireland Province. Nautilus engaged an expert consultant, Abt JTA, to lead the program. Abt JTA submitted their final report to Nautilus which has been provided to all levels of Government for their information. In September 2015, Nautilus held a workshop alongside the New Ireland Health Department to discuss the findings of the report with all key stakeholders including churches, locals and aid agencies, and determine ways forward for the health program. The next step is for Nautilus to establish a Public Private Partnership (PPP) with the National Department of Health and New Ireland Health Department. This partnership will manage the health program, and provide a sustainable footing for health programs on the west coast of New Ireland.

A requirement of the Memorandum of Understanding between the Company and the New Ireland Provincial Government is for the Company to build a minimum of two bridges along the West Coast of New Ireland Province. Cardno (PNG) Ltd, a consultancy firm specialising in the delivery of sustainable projects and community programs, was engaged by the company to complete topographical surveys and geotechnical and hydrological investigations. In addition, Cardno also completed preliminary bridge designs.

Production Support Vessel construction advanced

Vessel basic design continues, with the submission of drawings to the classification society underway. This will ensure the PSV is being designed and built in accordance with classification society rules. Steel cutting was initiated on September 25, 2015, slightly ahead of schedule, marking the start of ship construction.

The orders for all major long lead items are in place.

Exploration programs undertaken

The 43 day MV Duke 2015 cruise to the 100% owned exploration licenses in the Solomon Islands was completed during the quarter. Amongst its achievements were the discoveries of two natural hydrothermal plumes which are a high priority for further work to assess their mineralisation potential. Approximately 550 line km of Tow-Yo plume hunting and approximately 31,000km2 of state-of-the-art multibeam bathymetry/backscatter mapping were completed. This resulted in 68 prospective targets being considered for the next stage of exploration.

An immediate benefit from the MV Duke 2015 cruise is the ability to significantly rationalise the large tenement position in the Solomon Islands.

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The 3 month RV Yuzmorgeologia 2015 resource evaluation and environmental baseline cruise to the 100% owned Tonga Offshore Mining Limited project successfully mobilised on July 22, 2015. This long cruise has exceeded all stretch targets with respect to data and sample collection and upon completion of the fieldwork on October 10, 2015 has commenced its transit to the demobilisation port. A considerable amount of geological data, resource samples and environmental baseline data/samples will be assayed and analysed as soon as is practical.

In addition to the above mineral exploration cruises, the 100% owned Solwara 12 project, in the Bismarck Sea, was progressed through the acquisition of environmental baseline data and the deployment of long term environmental baseline monitoring equipment, marking the start of the company’s ongoing resource pipeline.

RISK FACTORS

Nautilus’ ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Solwara 1 deposit and seafloor resource production in general. The Company is subject to many of the risks common to early stage enterprises, including personnel limitations, financial risks, metals prices, permitting and other regulatory approvals, the need to raise capital, resource shortages, lack of revenues, equipment failures and potential disputes with, or delays or other failures caused by third party contractors or joint venture partners. Substantial expenditures are required to discover and establish sufficient resources and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will be able to raise sufficient financing to facilitate this development. The Company's existing funds are not sufficient to bring the Solwara 1 Project into production and there can be no assurance that additional sources of finance will be available to the Company. Other factors that influence the Company’s ability to succeed are more fully described in the Company’s 2014 Annual Information Form available on www.sedar.com, under the heading “Risk Factors”. See also the factors discussed under “Cautionary Note Regarding Forward Looking Statements” above.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following table sets out selected unaudited quarterly financial information of Nautilus and is derived from unaudited quarterly condensed consolidated interim financial statements prepared by management and expressed in US dollars in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial reports.

		2013	2014				2015
		Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
Revenue	$’M	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	$’M	(6.2)	(3.5)	(3.7)	(4.6)	(2.0)	(4.1)	(7.5)	(8.3)
Basic and diluted loss per share	$/share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)

As Nautilus is currently a pre-production entity engaging in exploration activities there is a significant amount of variability in the quarterly expenditure of the Company depending on the timing of contract milestones and exploration campaigns. Below is a summary of the more significant fluctuations in results, excluding those resulting from foreign exchange movements:

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Q1 2014

The loss for the period reflected a reduction of $0.6 million in professional fee expenditure following the completion of the hearing of the arbitration with the State in Q4 2013.

Q4 2014

The loss for the period reflected two significant offsetting amounts that were realised during the quarter.

During the quarter other income of $15.0 million (2013 – $0.6 million) was recognised on the establishment of the Solwara 1 JV, with $12.1 million received treated as a recovery of previously expensed exploration expenditure and a $2.7 million capital charge also received as a result of the delays in payment during the period of the dispute with the State.

This was offset by a $10.0 million expense resulting from the Company and MAC being the victims of a cyber attack by an unknown third party.

Q2 2015

The loss for the period reflected a significant increase in exploration expenditure to $3.3 million dollars for the quarter as the Company works to progress exploration work in the Solomon Islands and Tonga.

Q3 2015

The loss for the period reflected a significant increase in exploration expenditure to $3.9 million dollars for the quarter as the Company completed exploration work in the Solomon Islands and commenced resource evaluation work in the CCZ.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

The following discussion provides an analysis of the financial results of Nautilus:

Loss for the period

For the three months ended September 30, 2015, the Company recorded a loss of $8.3 million ($0.02 loss per share) compared to a loss of $4.6 million ($0.01 loss per share) for the same period in 2014. The primary variances were as follows:

Exploration

Exploration expense increased to $3.9 million (2014 - $0.8 million), with the increase directly related to exploration activity during the quarter. The current quarter included $0.8 million for the exploration campaign in the Solomon Islands conducting bathymetry mapping and plume hunting activities, $0.5 million for preliminary target generation work for Tonga and $1.8 million of resource evaluation work undertaken in the CCZ.

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	Nodule Exploration		SMS Exploration		Total Exploration
	Three months ended		Three months ended		Three months ended
	September 30,		September 30,		September 30,
	2015	2014	2015	2014	2015	2014
General and administration	-	-	31,209	-	31,209	-
Geological services	1,679,436	24,236	1,430,838	13,615	3,110,274	37,851
Mineral property fees	-	-	49,718	52,525	49,718	52,525
Professional services	67,609	36,768	48,295	172,407	115,904	209,175
Travel	62,070	21,888	38,903	27,849	100,973	49,737
Salary and wages	166,307	139,652	328,379	292,467	494,686	432,119

Total exploration expenditure	1,975,422	222,544	1,927,342	558,863	3,902,764	781,407

General & Administration
General & Administration expenditure decreased to $2.7 million (2014 - $2.8 million). Office and general costs were $0.2 million lower due to a decrease in rent expense having relocated the Brisbane office and the favourable impact from the depreciation of the Australian dollar. Travel expenditure was $0.2 million lower in line with business requirements and depreciation decreased $0.3 million with leasehold improvements being fully depreciated at the end of Q2. This was offset by increased professional fees of $0.5 million with $0.2 million in relation to the Earth Economics report and $0.2 million of increased legal fees related to the preparation of a shelf prospectus.

	Three months ended	Three months ended
	September 30, 2015	September 30, 2014

Office and general	645,717	858,416
Professional services	652,880	104,852
Salary and wages	1,146,218	1,130,242
Shareholder related costs	116,049	108,760
Travel	94,776	266,613
Depreciation	70,471	337,647
Total general and administration Expenditure	2,726,111	2,806,530

Corporate Social Responsibility
Corporate Social Responsibility expense increased to $0.7 million (2014 - $0.3 million), with increased costs for community engagement and preliminary design work associated with infrastructure projects in New Ireland province during the current period.

Technology
Technology expense increased to $0.1 million (2014 - $0.0 million) for the quarter due to increased patent costs.

Development
Development expenses decreased to $0.4 million (2014 - $0.6 million) with the corresponding period for 2014 including $0.2 million paid to consultants that assisted with securing a vessel contract.

Foreign exchange
A foreign exchange loss of $0.5 million was recorded during the quarter (2014 – $0.2 million). The foreign exchange loss consists of realized gains and losses on actual cash transactions during the period and unrealized gains and losses on cash denominated in different currencies at the period end. The Company holds a “basket of currencies” to act as a natural hedge against its expected cash outflows and can therefore experience unrealized fluctuations at period end when cash balances are converted to US dollars for reporting purposes, as experienced during the current quarter.

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Interest income
Interest income earned on cash and cash equivalents held during the period was $0.06 million (2014 - $0.05 million). The Company maintains its cash and cash equivalents with banks with an S&P rating of A+ or better.

Other income
Other income was $0.04 million for the quarter (2014 – $0.06 million), with the current year including management fee income charged to the joint venture, offset by a decrease in income from the expiration of a sub-lease arrangement.

Operating Losses
Overall, Nautilus’ operating loss increased to $8.4 million for the three months ended September 30, 2015, compared to $4.7 million for the corresponding period in 2014. When adjusting the current period operating loss for the respective foreign currency exchange movements, the actual operating loss was $7.9 million (2014 $4.6 million), with the major impact coming from the $3.1 million of increased exploration expenditure in relation to the various campaigns currently being undertaken.

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

The following discussion provides an analysis of the financial results of Nautilus:

Loss for the period

For the nine months ended September 30, 2015, the Company recorded a loss of $19.9 million ($0.05 loss per share) compared to a loss of $11.8 million ($0.03 loss per share) for the same period in 2014. The primary variances were as follows:

Exploration
Exploration expense increased to $7.7 million (2014 - $1.8 million) for the nine months ended September 30, 2015, as a direct result of increased exploration activity for the year to date. The current period included $2.4 million for the exploration campaign that took place in the Solomon Islands conducting bathymetry mapping and plume hunting activities, $2.7 million in relation to CCZ resource evaluation work conducted, environmental baseline studies in the Bismarck Sea cost $0.2 million The increase of $0.3 million for salary and wages is a combination of increased permanent staff from the corresponding period last year and additional contract labour to assist with the aforementioned programs for the period.

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	Nodule Exploration		SMS Exploration		Total Exploration
	Nine months ended		Nine months ended		Nine months ended
	September 30,		September 30,		September 30,
	2015	2014	2015	2014	2015	2014
General and administration	-	-	49,522	-	49,522	-
Geological services	2,536,024	63,128	3,051,614	22,549	5,587,638	85,677
Mineral property fees	47,000	57,000	55,865	175,001	102,865	232,001
Professional services	187,837	133,665	168,338	195,318	356,175	328,983
Travel	108,282	25,022	175,395	42,794	283,677	67,816
Salary and wages	351,003	291,731	1,009,153	808,202	1,360,156	1,099,933
Total exploration expenditure	3,230,146	570,546	4,509,887	1,243,864	7,740,033	1,814,410

General & Administration
General & Administration expenditure increased to $9.1 million (2014 - $8.0 million). There was an increase in professional service fees of $1.4 million primarily related to network monitoring and investigation of the cyber attack that occurred in Q4 2014 and $0.1 million for salary and wages expense impacted by the annual salary review and increased stock based compensation expense for the current period, while the corresponding period in 2014 was impacted by the reversal of $0.1 million of stock based compensation expense following the forfeiture of previously issued options. This was offset by a decrease of $0.2 million for travel expenditure in line with business requirements and a decrease of $0.2 million for depreciation expense due to leasehold improvements being fully amortised at the end of Q2 2015.

	Nine months ended	Nine months ended
	September 30, 2015	September 30, 2014

Office and general	2,129,765	2,227,241
Professional services	2,068,582	701,800
Salary and wages	3,249,792	3,047,027
Shareholder related costs	406,741	411,106
Travel	547,805	710,373
Depreciation	726,019	913,101
Total general and administration Expenditure	9,128,704	8,010,648

Corporate Social Responsibility
Corporate Social Responsibility expense increased to $1.2 million (2014 - $0.6 million) for the nine months ended September 30, 2015, with increased costs for preliminary design work associated with infrastructure projects in New Ireland province during the current period.

Technology
Technology expense increased to $0.3 million (2014 - $0.2 million) for the nine months ended September 30, 2015 due to increased patent costs.

Development
Development expenses decreased to $1.1 million (2014 - $1.5 million) for the nine months ended September 30, 2015 with the corresponding period for 2014 including $0.3 million paid to consultants that assisted with securing a vessel contract.

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Foreign exchange
A foreign exchange loss of $0.8 million was recorded during the nine months ended September 30, 2015 (2014 – $0.01 million gain). The foreign exchange loss consists of realized gains and losses on actual cash transactions during the period and unrealized gains and losses on cash denominated in different currencies at the period end. The Company holds a “basket of currencies” to act as a natural hedge against its expected cash outflows and can therefore experience unrealized fluctuations at period end when cash balances are converted to US dollars for reporting purposes, as experienced during the current period.

Interest income
Interest income earned on cash and cash equivalents held during the nine months ended September 30, 2015 was $0.2 million (2014 - $0.1 million). The Company maintains its cash and cash equivalents with banks with an S&P rating of A+ or better.

Other income
Other income of $0.2 million was consistent (2014 – $0.2 million) for the nine months ended September 30, 2015, with the current year including management fee income charged to the joint venture.

Operating Losses
Overall, Nautilus’ operating loss increased to $20.2 million for the nine months ended September 30, 2015, compared to $12.1 million for the corresponding period in 2014. When adjusting the current period operating loss for the respective foreign currency exchange movements, the actual operating loss was $19.4 million (2014 $12.1 million), with the major impact coming from the $5.9 million of increased exploration expenditure in relation to the various campaigns currently being undertaken and the $1.0 million of professional service fees in relation to network monitoring and investigation of the cyber attack that occurred in Q4 2014.

Cash flows

Operating activities
Cash used in operating activities was $16.6 million for the nine months ended September 30, 2015 compared to $11.3 million for the corresponding period in 2014, largely reflecting the increase in exploration expenditures in the period.

Investing activities
Cash used in investing activities was $32.3 million for the nine months ended September 30, 2015 compared to $0.1 million for the corresponding period in 2014. The current year was impacted by the $10.0 million prepaid in relation to the charterers’ guarantee, while the prior year included $7.0 million cash inflow for the recovery of exploration and evaluation costs relating to the arrangement with the State Nominee.

Financing activities
Cash flow from financing activities was $0.01 million for the nine months ended September 30, 2015, compared to $0.02 million for the corresponding period 2014. The inflows relate to loan shares exercised during the period.

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LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial objective is to ensure that it has sufficient liquidity in the form of cash and/or debt capacity to finance its ongoing requirements to support the Company’s strategy of becoming the first company to commercially extract copper, gold, silver and zinc from the seafloor.

Key financial measures

The Company uses the following key financial measures to assess its financial condition and liquidity: September 30, September 30,

	2015	2014
Working Capital	$39.3 million	$99.9 million
Cash and Cash Equivalents	$68.9 million	$118.8 million

Under the Company’s Investment Policy, cash cannot be invested for more than 90 days and must be held on deposit with banks with an S&P credit rating of A+ or better.

Outlook and capital requirements

The Company’s known contractual obligations at September 30, 2015, are quantified in the table below:

September
30,
2015
$
Non-cancellable commitments
Not later than 1 year	1,082,969
Later than 1 year and not later than 2 years	646,118
Later than 2 years and not later than 3 years	517,185
Later than 3 years and not later than 4 years	73,155,835
Later than 4 years and not later than 5 years	73,155,835
Later than 5 years	217,915,950
Total Commitments	366,473,892

The non-cancellable commitments as at September 30, 2015 include the payments to be made under the charter party arrangement with MAC for the PSV with a commencement date no later than January 1, 2018.

The Company is involved in mineral exploration which is a high risk activity and relies on results from each exploration program to determine if areas justify any further exploration and the extent and method of appropriate exploration to be conducted.

The Company has no source of revenue and has significant cash requirements to be able to meet its administrative overhead and maintain its property interests. In order to be able to resume the construction contracts and advance the development of its mineral property interests, the Company will be required to raise additional funding. Until that time, certain discretionary expenditures may be deferred and measures to reduce operating costs will be taken in order to preserve working capital.

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Nautilus expects that cash and cash equivalents will be sufficient to pay for capital expenditure commitments and general and administrative costs for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease. The Company continues to evaluate a range of alternative options available to it to access capital to fund future expenditures.

Nautilus’ opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected.

Factors that could affect the availability of funding include Nautilus’ performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, metal and commodity prices, political events in the south Pacific, obtaining operating approvals from the PNG government for the Solwara 1 Project, drilling and metallurgical testing results on the Company’s tenements, ongoing results from environmental studies, engineering studies and detailed design of equipment.

Foreign currency exchange rate risk

The Company’s operations are located in several different countries, including Canada, Australia, PNG, Tonga, Solomon Islands, Fiji and New Zealand and require equipment to be purchased from several different countries. Nautilus has entered into key contracts in United States dollars and British pounds sterling. Future profitability could be affected by fluctuations in foreign currencies. The Company has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program but may consider such actions in the future.

Foreign exchange risk is mitigated by the Company maintaining its cash in a “basket” of currencies that reflect its current and expected cash outflows. As at September 30, 2015 the Company held its cash in the following currencies:

Currency	% of total cash in
Denomination	US$ terms held
USD	78
GBP	14
CAD	2
AUD	2
EUR	4
100

Interest rate risk

The Company holds cash and cash equivalents which earn interest at variable rates as determined by financial institutions. As at September 30, 2015, with other variables unchanged, a 0.1% increase (decrease) in the interest rate would have no significant effect on comprehensive loss.

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Credit risk

The Company places its cash only with banks with an S&P credit rating of A+ or better.

The maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents and other receivables.

Liquidity risk

The Company manages liquidity by maintaining adequate cash and short-term investment balances. In addition, the Company regularly monitors and reviews both actual and forecasted cash flows.

The Company has no source of revenue and has significant cash requirements to be able to meet its administrative overhead and maintain its property interests. In order to be able to advance the development of the Solwara 1 Project and its mineral property interests, the Company will be required to raise additional funding. Until that time, certain discretionary expenditures may be deferred and measures to reduce operating costs will be taken in order to preserve working capital. Given the measures taken by the Company to minimize expenditures leading up to signing the PNG Equity Agreement with the State and the measures that will continue to be taken, the Company’s exposure to liquidity risk is currently considered to be low.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements in conformity of IFRS requires the use of judgements and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgements and estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

The area of judgment that has the most significant effect on the amounts recognized in these consolidated financial statements is the review of asset carrying values and impairment assessment.

Review of asset carrying values and impairment assessment
Property, plant and equipment and exploration and evaluation assets are considered for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an indicator is identified, the asset’s recoverable amount is calculated and compared to the carrying amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to dispose and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral resources, operating costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these assumptions, which may impact the recoverable amount of the assets.

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In considering whether any impairment indicators occurred in respect of the Company’s long lived assets as at September 30, 2015, management took into account a number of factors such as metal prices, projected costs to operate equipment, availability and costs of finance, cost and state of completion of subsea equipment construction, exploration successes in other areas, the existence and terms of binding off-take agreements and the Company’s market capitalization compared to its net asset value.

Management has concluded that there are no impairment indicators relating to the Company’s long-lived assets as at September 30, 2015.

FUTURE ACCOUNTING CHANGES

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after July 1, 2014. The Company has reviewed the disclosure requirements of changes in IFRS 8 ‘Operating Segments’, IFRS 9 ‘Financial Instruments: Classification and Measurement’ (effective January 1, 2018) and IFRS 7 ‘Financial Instruments: Disclosure’ (effective January 1, 2018), however this does not currently require any changes to disclosures within the financial statements of the Company.

There are no other International Financial Reporting Standards that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

OUTSTANDING SHARE DATA

The following is a summary of the Company’s outstanding share data as of November 9, 2015.

Common shares

A total of 445,502,865 common shares are outstanding including 11,485,000 restricted shares.

Restricted shares

A total of 11,485,000 restricted shares are issued and outstanding under the Company’s share loan plan, with loan expiry dates ranging from October 2015 through to July 2018. The weighted average issue price for the restricted shares is C$0.51.

Stock Options

A total of 5,645,000 stock options are issued and outstanding, with expiry dates ranging from October 2015 through to July 2018. The weighted average exercise price for all stock options is C$0.43. All stock options entitle the holders to purchase common shares of the Company.

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INTERNAL CONTROLS

Internal control over financial reporting

There have been no material changes in the Company’s internal control over financial reporting since the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

ADDITIONAL SOURCES OF INFORMATION

Additional information regarding Nautilus Minerals Inc., including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website www.nautilusminerals.com.

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